FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of February 2003
                                February 4 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Rating Agency Outlook released on February 4 2003


                                                                4 February 2003

                       BRITISH SKY BROADCASTING GROUP PLC

                 BSkyB welcomes improved rating agency outlook


British Sky Broadcasting Group plc ("BSkyB") welcomes the announcement by Standard & Poor's today that it has raised its rating outlook from 'Stable' to 'Positive' and affirmed the Company's current rating.


BSkyB is currently rated BB+ by Standard & Poor's and Ba1 by Moody's.


As at 30 September 2002, BSkyB's net debt was GBP1.5 billion, a reduction of over GBP300 million since the Company turned cashflow positive in January 2002. BSkyB will report its interim results for the six months to 31 December 2002 on 14 February.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: February 4 2003                By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary